U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

       Check this box if no longer subject

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

       to Section 16.  Form 4 or 5 obligations

        may continue.  See Instruction 1(b).

       Form 3 Holdings Reported

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a)

       Form 4 TransactionsReported

of the Public Utility Holding Company Act of 1935 or Section 30(f)

of the Investment Company Act of 1940

1. Name and Address of Reporting Person * Maingot Lawrence C.	2. Issuer Name and Ticker or Trading Symbol BAIRNCO CORPORATION / BZ

6.

Relationship of Reporting Person to Issuer

(Check all applicable)

      Director

10% Owner

   X  Officer (give title

Other (specify                                below)                                  below)

Corporate Controller

7.  Individual or Joint/Group Filing

     _X_     Form filed by one Reporting Person

     __     Form filed by more than one Reporting

              Person

(Last) (First) (Middle) 300 Primera Blvd. Suite 432	3. IRS or Social Security Number of Reporting Person (Voluntary) ###-##-####			4. Statement for Month/Year
(Street) Lake Mary FL 32746 (City) (State) (Zip)				5. If Amendment, Date of Original (Month/Year) 12/2002
Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr.3)	2. Trans-action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock							1,513.185	I	401(k) plan

* If the Form if filed by more than one Reporting Person, see Instruction 4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

(Over)

(Print or Type Responses)

FORM 5 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver-sion or Exercise Price of Deriva-tive Security	3. Trans-action Date (Month/Day/ Year)	4. Trans-action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/ Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Security (Instr. 5)	9. Number of Deriv-ative Secur-ities Bene-ficially Owned at End of Year (Instr. 4)	10. Ownership Form of Derivative security: Direct (D) or Indirect (l) (Instr.4)	11.Nature of Indirect Beneficial Owner-ship (Instr. 4)
						Date Exer-cisable	Expira-tion Date	Title	Amount or Number of Shares
				(A)	(D)
Purchase Option	7.50	6-16-92	A	500		12-31-02	(1)	C/S	500	7.50	500	D
Purchase Option	3.375	3-18-94	A	500		12-31-02	(2)	C/S	500	3.375	1,000	D
Purchase Option	7.875	6-13-97	A	500		12-31-02	(3)	C/S	500	7.875	1,500	D
Purchase Option	6.875	12-9-99	A	2,000		(4)	(4)	C/S	2000	6.875	3,500	D
Purchase Option	5.55	4-18-02	A	1,500		(5)	(5)	C/S	1,500	5.55	5,000	D

Explanation of Responses:  (1) 125 shares expire on each of the following dates: 6-16-03, 6-16-04, 6-16-05 and 6-16-06.  (2) 125 shares expire on each of the following dates: 3-18-05, 3-18-06, 3-18-07, 3-18-08.   (3) 125 shares expire on each of the following dates: 6-13-08, 6-13-09, 6-13-10, 6-13-11.  (4) 1,500 exercisable as of 12/31/02, remaining 500 excercisable on 12/9/03.  500 shares expire on each of the following dates: 12/9/2010, 12/9/2011, 12/9/2012, 12/9/2013.  (5) The options vest 25% on each of the following dates: 4-18-03, 4-18-04, 4-18-05 and 4-18-06.  Each portion of the option expires 10 years from the date at which it is first exercisable.

 /s/ Lawrence C. Maingot                                                          2/6/02

**

Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

**Signature of Reporting Person

Date

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:

File three copies of this Form, one of which must be manually signed.

If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the forms displays a currently valid OMB number.

SEC 2270(9-02)